UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Reports on the Secondary Public Offering of BR Distribuidora Shares

Rio de Janeiro, June 7, 2019—Petróleo Brasileiro S.A. - Petrobras, following up on the release of 05/22/2019, informs that on this date it has submitted to the Brazilian Association of Financial and Capital Market Entities (“ANBIMA”) a request for prior analysis for registration of the secondary public offering for distribution of common shares issued by Petrobras Distribuidora S.A. (“BR Distribuidora”), owned by Petrobras, pursuant to the Instruction of the Brazilian Securities and Exchange Commission (“CVM”) nº. 400/2003, CVM Instruction 471/2008, and the ANBIMA Code of Covenant Activities and other applicable provisions, with efforts to place the Shares abroad pursuant to registration exemptions under the US Securities Act of 1933 (“Offer”).

The request for registration of the Offer is under analysis and, therefore, the Offer will only start after the required registrations have been awarded by CVM. No registration of the Offer or the Shares will be submitted to any agency or regulatory body within the capital markets of any other country, except in Brazil, with CVM. Petrobras will keep the market and its shareholders informed of any material facts and decisions related to the Offer.

This press release is solely for information purposes, pursuant to the legislation in force, and should not be considered as a public offer of shares. The Offer will be carried out subject to the conditions of the national and international capital markets. A Notice to the Market will be disclosed with information on: (i) other characteristics of the Offer; (ii) places to obtain the preliminary prospectus; (iii) estimated dates and places of disclosure of the Offer; and (iv) conditions, procedure, reservation period and time of bookbuilding.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer